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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 FORM 12b-25

                                               Commission File Number 000-29515
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                         NOTIFICATION OF LATE FILING

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    (Check One):      Form 10-K       Form 11-K     From 20-F  X  Form 10-Q     Form N-SAR
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    For Period Ended: September 30, 2001
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__ Transition Report on Form 10-K            __ Transition Report on Form 1-Q
__ Transition Report on Form 20-F            __ Transition Report on Form N-SAR
__ Transition Report on Form 11-K

         For the Transition Period Ended:
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         Read attached instructions sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant   Net2000 Communications, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)
         2180 Fox Mill Road
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City, state and zip code  Herndon, VA  20171
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                                   PART II
                           RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 X       (a) The reasons described in reasonable detail in Part III of this
---          form could not be eliminated without reasonable effort or expense;

 X       (b) The subject annual report, semi-annual report, transition report
--- on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule
---          12b-25(c) has been attached if applicable.

                                   PART III
                                  NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)


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         The Registrant has been unable to complete in a timely manner the gathering of the relevant information and the completion of the required analysis in order to complete the Form 10-Q for the quarter ended September 30, 2001 without unreasonable effort or expense by the prescribed due date. The Registrant intends to file the prescribed report within the allowed extension period.


                                   PART IV
                              OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Donald E. Clarke                    (703)           (800) 825-2000
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              (Name)                     (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                    X  Yes     No
                                   ---     ---

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                    X  Yes     No
                                   ---     ---

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Attachment A


                         Net2000 Communications, Inc.
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     November 15, 2001        By  /s/ Donald E. Clarke
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                                      Donald E. Clarke
                                      Chief Financial Officer, Executive
                                      Vice President and Treasurer

              Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and

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Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T.



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                                 ATTACHMENT A

                     Third Quarter 2001 Operating Results

         The following is a summary of the Registrant's preliminary unaudited operating results for its fiscal quarter ended September 30, 2001:

    TOTAL REVENUE. Total revenue increased 90% to $31.5 million for the three months ended September 30, 2001, from $16.6 million for the three months ended September 30, 2000. The increase resulted primarily from increased volume of providing telecommunications services to large and medium-sized businesses and one-time video equipment sales. Revenue from resale telecommunication activities increased 7% to $8.7 million for the three months ended September 30, 2001, from $8.1 million for the three months ended September 30, 2000. Revenue from direct provision of telecommunications services increased 136% to $17.6 million for the three months ended September 30, 2001, from $7.5 million for the three months ended September 30, 2000. Revenue from one-time video equipment sales increased 420% to $5.2 million for the three months ended September 30, 2001, from $1.0 million the three months ended September 30, 2000.

    OPERATING COSTS. Operating costs increased 64% to $20.3 million for the three months ended September 30, 2001, from $12.4 million for the three months ended September 30, 2000. This increase was attributable to the cost of providing the telecommunications services underlying the increased revenue from telecommunications services and purchases of video equipment. Operating costs for resale activities decreased 5% to $6.4 million for the three months ended September 30, 2001, from $6.7 million for the three months ended September 30, 2000. Operating costs for direct provision of telecommunications services increased 102% to $10.1million for the three months ended September 30, 2001, from $5.0 for the three months ended September 30, 2000. Operating costs for one-time video equipment sales increased 448% to $3.8 million for the three months ended September 30, 2001, from $0.7 million for the three months ended September 30, 2000.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased 33% to $31.6 million for the three months ended September 30, 2001, from $23.8 million for the three months ended September 30, 2000. This increase was primarily attributable to the increase in sales, service delivery, and support associated with the increase in revenue discussed above, the launch of our telecommunications services, the acquisitions of Frebon International Corporation ("Frebon") and Vision I.T., and the hiring of key senior management and other personnel to develop and implement certain infrastructure initiatives to support our new markets.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased 71% to $10.0 million for the three months ended September 30, 2001, from $5.9 million for the three months ended September 30, 2000. This increase was primarily due to depreciation of network elements and the back office systems and software and the amortization of goodwill related to our acquisitions.

     RESTRUCTURING CHARGE . On May 1, 2001, the Company implemented a plan to close the Atlanta sales office and switch facilities. The plan resulted in:
(i) the termination of approximately 20 employees (consistent with the plan) primarily from the sales and switch technician areas; (ii) the removal and relocation of the voice and data switch and disconnection of all network circuits; and (iii) the sub-leasing of the current facility. As a result, the Company recorded a restructuring charge of $3 million. The restructuring charge included accruals of approximately $130,000 for employee relocation and termination costs, approximately $520,000 for the removal and relocation of the voice and data switch and disconnecting the network circuits, and approximately $2.35 million for expenses related to facility sub-leasing and the write-down of assets no longer in use. During the second quarter, the Company paid $235,000 against costs included in the restructuring accrual. The Company expects to have the majority of the costs settled by the end of 2001.

     On September 28, 2001, the Company implemented a plan to close the Philadelphia sales office and switch facilities. The plan resulted in: (i) the termination of approximately 28 employees (consistent with the plan) primarily from the sales and switch technician areas; (ii) the removal and relocation of the voice and data switch and disconnection of all network circuits; and (iii) the sub-leasing of the current facility. As a result, the Company

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recorded a restructuring charge of $8.5 million. The restructuring charge included accruals of approximately $2.49 million for employee relocation and termination costs, approximately $1.29 million for the removal and relocation of the voice and data switch and disconnecting the network circuits, and approximately $4.73 million for expenses related to facility sub-leasing and the write-down of assets no longer in use. During the third quarter, the Company paid $235,000 against costs included in the restructuring accrual. The Company expects to have the majority of the costs settled by the end of 2001.


    OTHER INCOME (EXPENSES). Interest income decreased 80% to $0.4 million for the three months ended September 30, 2001, from $2.0 million for the three months ended September 30, 2000. This decrease was a result of a decrease in investments available for sale. Interest expense increased 176% to $4.1 million for the three months ended September 30, 2001, from $1.5 million for the three months ended September 30, 2000. The increase was due to increased levels of debt.

    PREFERRED STOCK DIVIDENDS. The April 12, 2001 issuance of the Series D preferred stock resulted in an accrued preferred stock dividend of $1.3 million (payable in stock) during the three months ended September 30, 2001.

    NET LOSS AVAILABLE TO COMMON STOCKHOLDERS. The net loss available to common stockholders increased 79% to $45.7 million for the three months ended September 30, 2001, from $25.6 million for the three months ended September 30, 2000. The increase resulted primarily from the expansion of our network, the growth of our sales force and support employees, development of our back office support systems, acquisitions of two video conferencing companies, and the preferred stock dividend.

RECENT DEVELOPMENTS

         Our senior credit facility contains various restrictive covenants, including financial covenants that require us to achieve specified financial and operating results and maintain compliance with specified financial ratios. A breach of these restrictive covenants or our inability to comply with the financial ratios, tests or other restrictions could result in an event of default under our senior credit facility. Upon the occurrence of an event of default under our senior credit facility, the lenders could elect to declare all amounts outstanding under our senior credit facility, together with accrued interest, to be immediately due and payable. We are currently not in compliance with these financial convenants. Although we have not received notice of default from our lenders, they have informed us that we can no longer draw funds under the facility. As a result, we are no longer able to fund our operations. We have attempted to seek other sources of capital as well as to work with lenders. At this time, however,we are unsuccessful in raising additional capital. Accordingly, the Company will seek the protection of bankruptcy and the filing of our bankruptcy petition is imminent.


                 FORWARD-LOOKING STATEMENTS AND RISK FACTORS

         The operating results in this filing constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, (the "Securities Act"), and we intend that such forward-looking statements be subject to the safe harbors created thereby. The words "believes," "expects," "estimate," "anticipates," "will be," "should" and similar words or expressions identify forward-looking statements made by us or on our behalf. These forward-looking statements are subject to many uncertainties and factors that may cause our

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actual results to be materially different from any future results expressed or implied by such forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements made by us or on our behalf, whether as a result of new information, future events or otherwise. Refer to the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission for details on risk factors.